SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 14D-9
                   Solicitation/Recommendation Statement
                    Pursuant to Section 14(d)(4) of the
                      Securities Exchange Act of 1934

        BOSTON FINANCIAL APARTMENT ASSOCIATES LIMITED PARTNERSHIP,
                      A DELAWARE LIMITED PARTNERSHIP
                       (Name of the Subject Company)

        BOSTON FINANCIAL APARTMENT ASSOCIATES LIMITED PARTNERSHIP,
                      A DELAWARE LIMITED PARTNERSHIP
                     (Name of Person Filing Statement)

                                   UNITS
                      (Title of Class of Securities)

                                 100642107
                   (CUSIP Number of Class of Securities)

                        Michael H. Gladstone, Esq.
               c/o Lend Lease Real Estate Investments, Inc.
                              101 Arch Street
                             Boston, MA 02110
                              (617) 439-3911
                  (Name, Address and Telephone Number of
        Persons Authorized to Receive Notices and Communications on
                 Behalf of the Person(s) Filing Statement)

                                Copies to:
                           Joseph T. Brady, Esq.
                             Nixon Peabody LLP
                            101 Federal Street
                             Boston, MA 02110
                              (617) 345-1000




[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

  Item 1. Subject Company Information

         The name of the subject company is Boston Financial Apartment Associates Limited Partnership, a Delaware limited partnership (the "Partnership"), which has its principal executive offices at 101 Arch Street, Boston, Massachusetts 02110. The general partner of the Partnership is BFTG Residential Properties, Inc., a Massachusetts corporation (the "General Partner") with principal executive offices at 101 Arch Street, Boston, Massachusetts 02110. The telephone number of the principal executive offices of the subject company and its general partner is (617) 439-3911.

         The title of the class of equity securities to which this statement relates is the Partnership's Units ("Units"), representing units of limited partnership interests in the Partnership. There are currently 21,915 Units issued and outstanding, held by 2,040 limited partners.

 Item 2. Identity and Background of Filing Person

         The name and address of the Partnership, which is the subject company and the person filing this statement, are set forth in Item 1 above.

         This Schedule 14D-9 relates to the offer by Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership (the "Purchaser"), offered to purchase 4,383 issued and outstanding Units at a price of $25 per Unit, net to the seller in cash, without interest, upon the terms and conditions set forth in the Offer to Purchase Units in the Partnership for $25 Per Unit, dated May 30, 2002, as it may be supplemented, modified or amended from time to time (the "Equity Offer").

         Based on the information provided by the Purchaser in the Equity Offer, the address of the Purchaser's principal executive offices is 44 Brattle Street, Cambridge, Massachusetts 02138.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

         To the knowledge of the Partnership, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership, its executive officers, directors or affiliates and the Purchaser, its executive officers, directors or affiliates.

Item 4. The Solicitation or Recommendation

         Following the receipt of the terms of the Equity Offer, the General Partner reviewed and considered the offer on behalf of the Partnership. For the reasons stated below, the General Partner is not making a recommendation regarding the Equity Offer, is expressing no opinion and is remaining neutral with respect to the Equity Offer:


- Neither the Partnership nor, to the General Partner's knowledge, the Purchaser has retained a third party to perform an evaluation or an appraisal to determine whether the price offered in the Equity Offer is fair.

- As the market for the Units is an illiquid market, the Equity Offer will provide the limited partners with an immediate opportunity to liquidate their investment in the Partnership.

- Limited partners who tender their Units will lose the right to receive any future distributions from the Partnership, including distributions from any refinancing or sale of the Partnership's properties, although here can be no assurance as to the timing, amount or occurrence of any future distributions.

- Limited partners who tender their Units could recognize a taxable gain upon sale of their Units; therefore, the limited partners should consult with their respective advisors about the financial, tax, legal and other consequences of the Equity Offer.

     Neither the Partnership nor any executive officer, director, affiliate or subsidiary of the Partnership currently intends to tender or sell the Units that are held of record or beneficially owned by them pursuant to the Equity Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used

      Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations to the limited partners on its behalf concerning the Equity Offer.

Item 6. Interest in Securities of the Subject Company

      Neither the Partnership nor the General Partner or any of their executive officers, directors, affiliates or subsidiaries affiliates have affected any transactions in the Units during the past 60 days.

Item 7. Purposes of the Transaction and Plans or Proposals

(a) No negotiation is being undertaken by the Partnership in response to the Equity Offer, which relates to or would result in: (1) a tender offer for or other acquisition of securities by or of the Partnership; (2) an extraordinary transaction such as a merger, reorganization or liquidation, involving the Partnership or any subsidiary of the Partnership; (3) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary;
(4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

(b) There are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Equity Offer that relates to or would result in one or more of the matters referred to in item 7(a).


Item 8. Additional Information

     The General Partner would like to note that Section 10 of the Equity Offer lists one property that is no longer owned by the Partnership. This property is Buttonwood Tree. The disposition of the property mentioned above has been reported on previous filings with the SEC.

Item 9. Exhibits

1.   Recommendation

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2002

                 BOSTON FINANCIAL APARTMENT ASSOCIATES LIMITED PARTNERSHIP

                 By:      BFTG Residential Properties, Inc., its general partner

                          By:      /s/ Michael H. Gladstone
                                   -----------------------------------
                                   Name: Michael H. Gladstone
                                   Title: Vice President

           BOSTON FINANCIAL APARTMENT ASSOCIATES LIMITED PARTNERSHIP,
                         A DELAWARE LIMITED PARTNERSHIP
                                 101 Arch Street
                                Boston, MA 02110

                                                            June 12, 2002

Dear Limited Partner:

         As you are aware, a bidder has made an offer to purchase units representing units of limited partnership interests ("Units") of Boston Financial Apartment Associates Limited Partnership, a Delaware limited partnership (the "Partnership").

         Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership, has made an offer (the "Equity Offer") to purchase Units for a cash purchase price of $25 per Unit, without interest, upon the terms and conditions set forth in the Offer to Purchase Units in Boston Financial Apartment Associates LP for $25 Per Unit, d ated May 30, 2002.

         The General Partner is making no recommendation, is expressing no opinion and is remaining neutral with respect to the Equity Offer. Although the General Partner is not making a recommendation with respect to the Equity Offer, the General Partner believes that Limited Partners should carefully consider the following factors in making their own decision about whether to accept or reject the Equity Offer:

- Neither the Partnership nor, to the General Partner's knowledge, the Purchaser has retained a third party to perform an evaluation or an appraisal to determine whether the price offered in the Equity Offer is fair.

- As the market for the Units is an illiquid market, the Equity Offer will provide the limited partners with an immediate opportunity to liquidate their investment in the Partnership.

- Limited partners who tender their Units will lose the right to receive any future distributions from the Partnership, including distributions from any refinancing or sale of the Partnership's properties, although here can be no assurance as to the timing, amount or occurrence of any future distributions.

- Limited partners who tender their Units could recognize a taxable gain upon sale of their Units; therefore, the limited partners should consult with their respective advisors about the financial, tax, legal and other consequences of the Equity Offer.

     The General Partner would like to note that Section 10 of the Equity Offer lists one property that is no longer owned by the Partnership. This property is Buttonwood Tree. The disposition of the property mentioned above has been reported on previous filings with the SEC.

         A copy of the Partnership's Statement on Schedule 14D-9 has been filed with the Securities and Exchange Commission and sets forth the Partnership's response to the Equity Offer. Limited partners are advised to carefully read the
Schedule 14D-9.

     Should you have any questions concerning Equity Resources offer, please call our Portfolio Services Team at 1-800-829-9213, extension 1, between 10am and 2pm Eastern Standard Time.

                                                Sincerely,

                                                BOSTON FINANCIAL APARTMENT
                                                ASSOCIATES LIMITED PARTNERSHIP